UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VENTURE LENDING & LEASING VII, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Martin D. Eng 104 La Mesa Drive, Suite 102 Portola Valley, California 94028 (650) 234-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2012
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:
Venture Lending & Leasing VII, LLC I.R.S. Identification Nos. of above persons (entities only). 45-5589343
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC Use Only
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 100,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED 100,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON
HC, OO

1.	Names of Reporting Persons:
Westech Investment Advisors, LLC I.R.S. Identification Nos. of above persons (entities only). 27-3794054
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC Use Only
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 295
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED 295
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.29%
14.	TYPE OF REPORTING PERSON
IA, HC

1.	Names of Reporting Persons:
Ronald W. Swenson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC Use Only
4.	Source of Funds (see instructions) PF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 366
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED 366
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%
14.	TYPE OF REPORTING PERSON
IN, HC

1.	Names of Reporting Persons:
Salvador O. Gutierrez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC Use Only
4.	Source of Funds (see instructions) PF, WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 420
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 100,000
11.	SHARED VOTING POWER 420
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42%
14.	TYPE OF REPORTING PERSON
IN, HC

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER

This statement relates to common shares, $0.001 par value per share, of Venture Lending & Leasing VII, Inc., a Maryland corporation (the “Issuer”), of which 100,000 shares are outstanding (the “Shares”). The principal executive offices of the Issuer are located at 104 La Mesa Drive, Suite 102, Portola Valley, California 94028.

ITEM 2.	IDENTITY AND BACKGROUND

(a)            This Schedule 13D is filed by Venture Lending & Leasing VII, LLC (the “Company”), a Delaware limited liability company, Westech Investment Advisors, LLC, a California limited liability  company (“Westech”), Ronald W. Swenson, and Salvador O. Gutierrez.  The Company is the sole shareholder of the Issuer.  Westech is the managing member of the Company and the investment manager of the Issuer, and each of Messrs. Swenson and Gutierrez own a controlling interest in the capital stock of Westech through the controlling interests he holds in Westech Investment Management, Inc. (“WMI”). Pursuant to the Operating Agreement of the Company, the members of the Company have pass-through voting rights such that if any vote or consent is to be cast or given by the Company as the sole shareholder of the Issuer, then Westech must first obtain direction from the members of the Company on how to cast such vote or give such consent on behalf of the Company (such operative provisions are attached hereto as Exhibit 6). The required vote or consent of the members to give such direction parallels the vote or consent required of the shareholders of the Issuer (i.e. if a matter requires the consent of the holders of two-thirds of the outstanding shares of the Issuer, then the vote or consent required of the members of the Company is the approval by the holders of two-thirds or more in interest of the members of the Company).

Each of the Company, Westech, and Messrs. Swenson and Gutierrez is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of Westech’s position as managing member of the Company and by reason of the officer and director positions with Westech held each by Messrs. Swenson and Gutierrez as well as the capital stock of Westech held by each of Messrs. Swenson and Gutierrez through WMI, the Reporting Persons may be deemed to be members of a Section 13(d) group and are hereby filing a joint Schedule 13D. Each Reporting Person, however, expressly disclaims membership in any group.

The names, business addresses, principal occupations and citizenship of each director, executive officer and controlling shareholder of Westech is set forth on Schedule A, which is incorporated herein by this reference.

(b)           The principal business and office address of each Reporting Person is 104 La Mesa Drive, Suite 102, Portola Valley, California 94028.

(c)           The principal business of the Company is to acquire and hold all of the Shares. Westech is a registered investment adviser under the Investment Advisers Act of 1940. Mr. Swenson is the Chief Executive Officer of Westech and the Chairman and a director of the Issuer. Mr. Gutierrez is the President of Westech and an advisory board director of the Issuer.

(d)           No Reporting Person or other person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person or other person listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Swenson and Gutierrez are both citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Company purchased all of the 100,000 common shares of the Issuer for $25,000 at a per share price of $0.25 pursuant to a Stock Purchase Agreement, dated as of July 2, 2012.  The working capital of the Company was the source of the purchase price.  Accordingly, on September 19, 2012 when the common shares of the Issuer were registered and offered at a par value of $0.001, (i) Westech became a beneficial owner of all of the Shares because of its position as managing member of the Company and the investment manager of the Issuer and (ii) each of Messrs. Swenson and Gutierrez became a beneficial owner of all of the Shares due to their officer and director positions with Westech and to their controlling ownership, through their respective interests in WMI, of the outstanding voting capital stock of Westech.

See also Item 5(c) below.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Company was formed to acquire and own all of the Shares.  All of the Shares are currently held by the Company. The Issuer is a closed-end management investment company which has elected to be treated as a business development company under the Investment Company Act of 1940. The Issuer primarily provides secured debt financing to selected venture capital-backed companies, and secondarily provides debt financing to public and late-stage development private companies. Neither the Shares nor the membership interests of the Company are traded on a national securities exchange or quoted on an inter-dealer system of a national securities association.

None of the Reporting Persons or any person listed on Schedule A is aware of any plan or proposal which the Reporting Persons or the persons listed on Schedule A may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)
Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s Articles of Incorporation, Bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(i)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons and the persons listed on Schedule A expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors. Accordingly, each Reporting Person and person listed on Schedule A reserves the right to change its plans and intentions at any time, as such person deems appropriate.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           The aggregate percentage of common shares of the Issuer reported to be owned by each Reporting Person is based upon 100,000 common shares outstanding. As of the date of this Schedule, the Company owns all of the Shares.

By reason of its position as managing member of the Company and the investment manager of the Issuer, Westech may also be deemed to be the beneficial owner of all of the Shares.  In addition, Westech may be deemed to beneficially own 295 outstanding common shares of the Issuer by reason of a membership interest in the Company owned by Westech.  Westech disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest in the Company.

Messrs. Swenson and Gutierrez each own 33.335% of the outstanding voting capital stock of Westech through their ownership of WMI. By reason of such ownership and their officer and director positions with Westech, Messrs. Swenson and Gutierrez may be deemed to beneficially own all of the Shares. In addition, by reason of his direct and indirect beneficial ownership of membership interests of the Company, Mr. Swenson may be deemed to beneficially own 366 outstanding common shares of the Issuer (268 shares by reason of a membership interest in the Company owned by a trust for which he serves as trustee and 98 shares by reason of a membership interest in the Company owned by Westech), constituting 0.37% of the Shares. By reason of his direct and indirect beneficial ownership of membership interests of the Company, Mr. Gutierrez may be deemed to beneficially own 420 outstanding common shares of the Issuer (322 shares by reason of a membership interest in the Company owned by a community trust for which he serves as trustee and 98 shares by reason of a membership interest in the Company owned by Westech), constituting 0.42% of the Shares. Each of Messrs. Swenson and Gutierrez disclaims beneficial ownership of the Shares except to the extent of his pecuniary interests in the Company and in Westech as described herein.

Based on each person’s direct or indirect beneficial ownership of membership interests in the Company, each of Messrs. Cohan, Wanek and Werdegar may be deemed to beneficially own 132, 25, and 49 common shares of the Issuer, respectively, constituting 0.13%, 0.02% 0.05% of the Shares, respectively. Each of Messrs. Cohan, Wanek and Werdegar disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest in the Company.

(b)           Because its voting power over the Shares is subject to the pass-through voting rights of the members of the Company discussed above in Item 2, the Company shares voting power with the members of the Company with respect to the Shares owned by it.  Because Westech, by reason of its position as managing member of the Company and investment manager of the Issuer, may also be deemed to have dispositive power with respect to the Shares held by the Company, the Company and Westech have shared dispositive power over the Shares owned by the Company.  Due to its membership interest in the Company, Westech may also be deemed to share voting power with the Company with respect to 295 common shares of the Issuer.

By reason of their officer and director positions with Westech and their respective ownership of the outstanding capital stock of Westech through their ownership of WMI, each of Messrs. Swenson and Gutierrez may be deemed (i) to share dispositive power with the Company with respect to the Shares held by the Company and (ii) to share voting power with the Company with respect to the 295 common shares of the Issuer beneficially owned by Westech.

Because of each person’s direct or indirect beneficial ownership of membership interests in the Company (as more fully described in (a) above), such person may be deemed to share voting power with the Company with respect to the following number of common shares of the Issuer: (i) Mr. Swenson, 366 common shares of the Issuer, (ii) Mr. Gutierrez, 420 common shares of the Issuer, (iii) Mr. Cohan, 132 common shares of the Issuer, (iv)  Mr. Wanek, 25 common shares of the Issuer, and (v) Mr. Werdegar, 49 common shares of the Issuer.

(c)           Certain of the direct and/or indirect beneficial ownership interests in the Shares held by the Reporting Persons listed in response to Item 5(a) hereof were acquired during the last sixty days.

On December 18, 2012, the Company made the first capital call to its members, during which (i) Westech acquired an indirect beneficial ownership interest in 295 Shares with a $1,100,000 capital contribution to the Company; (ii)  Mr. Swenson acquired an indirect beneficial ownership interest in 268 Shares with a $1,000,000 capital contribution to the Company; (iii)  Mr. Gutierrez acquired an indirect beneficial ownership interest in 322 Shares with a $1,200,000 capital contribution to the Company; and (iv) Mr. Cohan acquired an indirect beneficial ownership interest in 107 Shares with a $400,000 capital contribution to the Company.

(d)           No person other than the Reporting Persons and the members of the Company is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in this Schedule 13D, there are no contracts, arrangements or understandings among the Reporting Persons or persons listed on Schedule A, or between the Reporting Persons or persons listed on Schedule A, and any other person, with respect to the common shares of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement
2.	Power of Attorney of Venture Lending & Leasing VII, LLC
3.	Power of Attorney of Westech Investment Advisors, LLC
4.	Power of Attorney of Ronald W. Swenson
5.	Power of Attorney of Salvador O. Gutierrez
6.	Operative Provisions of the Operating Agreement of Venture Lending & Leasing VII, LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 17, 2013

WESTECH INVESTMENT ADVISORS, LLC		VENTURE LENDING & LEASING VII, LLC

By:	/s/ Ronald W. Swenson	By:	/s/ Westech Investment Advisors, LLC
	Ronald W. Swenson		Westech Investment Advisors, LLC,
	Chief Executive Officer		Its Managing Member
Ronald W. Swenson
Executive Chairman

By:	/s/ Salvador O. Gutierrez	By:	/s/ Ronald W. Swenson
	Salvador O. Gutierrez		Ronald W. Swenson
	President		Executive Chairman

		By:	/s/ Maurice C. Werdegar
Maurice C. Werdegar
President and Chief Executive Officer

/s/ Ronald W. Swenson
RONALD W. SWENSON

/s/ Salvador O. Gutierrez
SALVADOR O. GUTIERREZ

SCHEDULE A

The following table sets forth the name and present principal occupation of each director, executive officer and control person of Westech Investment Advisors, LLC, other than Messrs. Swenson and Gutierrez. The business address of each such person is 104 La Mesa Drive, Suite 102, Portola Valley, California 94028. Each person listed below is a citizen of the United States.

Name	Present Principal Employment

Jay L. Cohan	Vice President and Assistant Secretary

Martin D. Eng	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

David R. Wanek	Vice President

Maurice C. Werdegar	Vice President and Chief Operating Officer

EXHIBIT INDEX

1.	Joint Filing Agreement
2.	Power of Attorney of Venture Lending & Leasing VII, LLC
3.	Power of Attorney of Westech Investment Advisors, LLC
4.	Power of Attorney of Ronald W. Swenson
5.	Power of Attorney of Salvador O. Gutierrez
6.	Operative Provisions of the Operating Agreement of Venture Lending & Leasing VII, LLC